SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

For the fiscal year ended December 31, 2008

Commission file number 001-15571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Appalachian Bancshares, Inc.

Employee Stock Ownership Plan with 401(k) Provisions

822 Industrial Boulevard

Ellijay, Georgia 30540

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Appalachian Bancshares, Inc.

822 Industrial Boulevard

Ellijay, Georgia 30540

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

Financial Statements

December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Appalachian Bancshares, Inc.

Employee Stock Ownership Plan with 401(k) Provisions

We have audited the accompanying statements of net assets available for benefits of Appalachian Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (“Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the financial statements, the value of the Plan’s assets significantly declined during the five months subsequent to December 31, 2008. If the decline, which can be attributed to the current economic environment, continues through the end of the next plan year, it is likely that the sustained loss will have an effect of significantly reducing the market value of Plan assets at December 31, 2009.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia	/s/Mauldin & Jenkins, LLC
June 12, 2009

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
Assets
Investments at Fair Value
Cash and money market funds	$1,010,952	$768,159
Mutual funds and collective trusts	1,350,548	1,566,367
Sponsor company common stock	1,478,971	4,218,473
Participant loans	213,166	106,588

Total Investments at Fair Value	4,053,637	6,659,587

Receivables
Employer’s contribution receivable	262,633	987,956
Employee contribution receivable	––	6,953
Accrued income	50	1,168

Total Receivables	262,683	996,077

Total Assets	4,316,320	7,655,664

Liabilities
Other liabilities	3,409	39,199

Total Liabilities	3,409	39,199

Net Assets Available for Benefits at Fair Value	4,312,911	7,616,465

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,858	4,178

Net Assets Available for Benefits	$4,314,769	$7,620,643

See notes to financial statements.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

Additions To Net Assets Attributed To:
Investment Income (Loss)
Interest and dividends	$36,280
Net realized and unrealized depreciation in fair value of investments	(4,331,201)

Total Investment Loss	(4,294,921)

Contributions
Employer contributions	262,633
Employee contributions	916,642
Rollover contributions	177,778

Total Contributions	1,357,053

Total Additions and Investment Loss	(2,937,868)

Deductions From Net Assets Attributed To:
Plan benefit payments	333,159
Trustee fees	34,847

Total Deductions	368,006

Net Decrease	(3,305,874)

Net Assets Available for Benefits – Beginning of Year	7,620,643

Net Assets Available for Benefits – End of Year	$4,314,769

See notes to financial statements.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1 – Summary of Significant Accounting Policies

On July 31, 2008 we amended our 401(k) plan known as the Appalachian Bancshares, Inc. Employees’ Savings and Profit Sharing Plan to be known as the Appalachian Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (effective January 1, 2008). This amended plan (the “Plan”) is intended to qualify under Section 401(a), 401(k) and 401(m) of the Internal Revenue Code (the “Code”) and qualify as an employee stock ownership plan under Section 4975(e)(7) of the Code. Under the provisions of the Plan, eligible participating employees may elect to contribute up to the lesser of 25 percent of pre-tax compensation as defined in the Plan or the maximum amount of tax deferred contributions allowed by the Internal Revenue Code. The Plan is a defined contribution plan covering employees of Appalachian Bancshares, Inc. (the “Company”) who are age eighteen or older. The Plan requires that a participant be credited with at least 1,000 hours during a plan year and be employed on the last day of the plan year (unless the participant terminates employment during the plan year due to disability or death or after reaching age 65) to receive employer matching or employer optional contributions for that plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employer and employee contributions may be made in the form of cash or shares of Company common stock. The Company’s contribution to the Plan is determined by its board of directors.

Basis of Accounting – The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Administrative Expenses – The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1 – Summary of Significant Accounting Policies – Continued

Benefit Responsive Investment Contracts – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Shares of mutual funds/common collective funds are valued at the net asset value of shares held by the Plan at year end. The common shares of the Company are determined by the utilization of unit value accounting. The unit value of the stock fund is valued at the end of each day by dividing total fair value of the fund as of the current day’s end by the total number of units held in the fund by all members as of the previous day’s end. Fair value of the stock fund was determined by the official close price of Nasdaq, which is the last trade in the Nasdaq market on December 31, 2008 and 2007. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status – The Internal Revenue Service (the “IRS”) has informed Pentegra Services, Inc., by a favorable approval letter dated March 6, 2003 (the “Favorable Approval Letter”), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the “IRC”) for use by employers for the benefit of their employees. The Favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC. The Plan has been amended since receiving the last determination letter.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1 – Summary of Significant Accounting Policies – Continued

During 2005, Pentegra Services, Inc., the Plan’s record keeper and third party administrator prior to the appointment of Principal Financial Group, Inc. in February 2009, determined that the Plan design was in accordance with the IRC, although the implementation of certain operational procedures may have been interpreted differently than what the Plan document intended. The Company has implemented remedial actions that have satisfied the IRS requirements and has taken all reasonable actions necessary to retain the qualified status of the Plan. The Plan received $91,730 in 2007 as part of the original corrective action plan. After review of the original corrective action plan, the IRS increased the amount due by $103,107. The Plan received this amount on July 31, 2008.

Related Party Transactions – Certain investments are shares of the Company’s common stock and qualify as party-in-interest. Also, included in the consolidated expenses of the Company, were expenses paid on behalf of the Plan.

Risks and Uncertainties – Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Note 2 – Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan consists of two portions: a “Stock Bonus Plan Portion” and a “Profit Sharing Plan Portion.” The Stock Bonus Plan Portion is designed to invest primarily in Company common stock, while the Profit Sharing Plan Portion is designed to invest only in assets that are not Company common stock.

Participation – Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 2 – Description of the Plan – Continued

Contributions – Each year, participants may contribute up to the lesser of 25 percent of pretax annual compensation, as defined in the Plan, or the maximum amount of tax deferred contributions allowed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their own contributions into various investment options offered by the Plan. The Plan currently offers money market funds, bond funds, equity funds and Company common stock as investment options for participants. The Company determines the amount of its contributions to the Plan. The Company may make matching contributions of a percentage determined by the employer (not in excess of six percent) of each eligible participant’s contributions and/or the Company may make employer optional contributions that are proportionate to each participant’s annual compensation. All Company contributions may be made in cash, Company common stock, or any combination thereof, as determined by the Company. Contributions are subject to certain limitations.

Allocation of Benefits – A participant shall be eligible to receive a Company contribution if the participant is employed on the last day of the plan year and, is credited with at least 1,000 hours of service. Participants who reach age 65, die or become disabled prior to the last day of the plan year shall also be eligible. Forfeitures shall be allocated to eligible participant’s accounts as employer optional contributions pursuant to the Plan.

Vesting – Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant’s attainment of normal retirement age (65), death or disability or the sixth anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested on all Company contributions. Participants also become vested in employer optional contribution plus earnings upon a change in control as defined in the Plan. In the event a participant terminates employment, vesting in the employer’s contribution is based on years of credited service as follows:

Years of
Credited	Vested
Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 2 – Description of the Plan – Continued

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant’s account (not to exceed 50% of the participant’s vested account) and bear interest at a reasonable rate, as determined by the Company’s ESOP Committee. The term of the loan will be determined by the Company’s ESOP Committee, but, subject to certain limited exceptions, shall not exceed five years. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments – Following termination of service, a participant may generally elect to receive the participant’s vested interest in his or her account in a lump sum or in installments. A participant who reaches age 59 1/2 while employed or incurs a hardship as defined in the Plan while employed may elect to receive his own contributions, subject to plan limitations.

Forfeited Accounts – Forfeited accounts will be reallocated to participants in the same manner as employer optional contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $14,842 and $42,570, respectively.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options – Upon enrollment in the Plan, a participant may direct his own contributions to the following investments at his discretion:

Stable Value Fund	EAFE Index Fund
Moderate Strategic Balanced Fund	Long US Treasury Index
Conservative Strategic Balanced Fund	Appalachian Bancshares, Inc. Common Stock
Aggressive Strategic Balanced Fund	Appalachian Bancshares, Inc.
Equity Index/S&P 500	Money Market-Escrow Funds
S&P 500/ Growth Stock Fund	Government/Money Market
S&P 500/ Value Stock Fund	Target Retirement 2015
Midcap 400	Target Retirement 2025
Russell 2000 Stock Fund	Target Retirement 2035
Nasdaq 100 Index Fund	Target Retirement 2045
US Real Estate Investment Fund

Each participant who has satisfied certain service requirements in the Plan also has the right to diversify Company common stock held in his account into other permitted Plan investments, subject to Plan rules and limitations.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 2 – Description of the Plan – Continued

Voting Rights – All voting rights on shares of Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for whom the stock is held. The trustee votes unvoted shares at its discretion.

Note 3 – Investments

The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the net assets of the Plan:

	2008	2007
Appalachian Bancshares, Inc. Common Stock, 575,475 and 424,821 shares, respectively	$1,478,971	$4,218,473

State Street Long US Treasury Index	256,694	N/A

Pentegra Stable Value Fund	217,292	N/A

State Street Government/Money Market	919,021	530,089

	$2,871,978	$4,748,562

The investments by the Plan (including gains and losses on investments sold during the year) depreciated in value by $4,331,201 and $3,874,845 during 2008 and 2007, respectively as follows:

	2008	2007
Mutual funds and collective trusts	$(445,514)	$106,195
Common stock	(3,885,687)	(3,981,040)

	$(4,331,201)	$(3,874,845)

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 4 – Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments at December 31, 2008 and 2007 is as follows:

	2008	2007
Net Assets:
Sponsor company common stock and cash	$782,191	$1,768,440
Employer’s contribution receivable	262,363	884,680

	$1,044,554	$2,653,120

	2008	2007
Changes in Net Assets:
Contributions	$262,363	$884,680
Net appreciation (depreciation)	(1,649,544)	(1,535,773)
Benefits paid to participants	(25,271)	(286,270)
Interest income	6,284	5,510
Transfer for diversification	(202,313)	(206,577)
Miscellaneous expense	(85)	(259)

	$(1,608,566)	$(1,138,689)

Note 5 – Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 5 – Fair Value Measurements – Continued

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 5 – Fair Value Measurements – Continued

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$91,931	$919,021	$––	$1,010,952
Common stocks	1,478,971	––	––	1,478,971
Mutual funds	76,147	1,058,967	––	1,135,114
Stable Value Fund	––	215,434	––	215,434
Participant loans	––	––	213,166	213,166

Total assets at fair value	$1,647,049	$2,193,422	$213,166	$4,053,637

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$106,588
Realized gains/(losses)	––
Purchases, sales, issuances and settlements (net)	106,578

Balance, end of year
$213,166

Note 6 – Stable Value Fund

The Plan entered into a benefit-responsive investment contract with Pentegra Services, Inc. through a stable value fund. Pentegra Services, Inc. maintains the contributions in a separate account. Pentegra Services, Inc. will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Pentegra Services, Inc. guarantees that no interest rate will ever be less than 0%. Participants will receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other Plan investment options, and payments due to retirement, termination of employment, disability, death, and in-service withdrawals as permitted by the Plan.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 6 – Stable Value Fund – Continued

Average Yields:	2008

Based on actual earnings	2.89%

Based on interest rate credited to participants	3.26%

Note 7 – Party-in-Interest Transactions

At December 31, 2008 and 2007, the Plan held investments in the Company’s common stock valued at $1,478,971 and $4,218,473, respectively. During 2008 and 2007, the Plan’s investment in the Company’s common stock had recognized depreciation of $3,885,687 and $3,981,040, respectively.

Certain Plan investments are shares of mutual funds. Fees paid by the Plan for the investment management services amounted to $11,820 for the year ended December 31, 2008.

During the year ended December 31, 2008, included in the consolidated expenses of Appalachian Bancshares, Inc., were expenses paid on behalf of the Plan in the amount of $103,554. These expenses were for Pentegra management fees, audit and legal fees.

Note 8 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007
Net assets available for plan benefits per the financial statements	$4,314,769	$7,620,643

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,858)	(4,178)

Net assets available for plan benefits per the Form 5500	$4,312,911	$7,616,465

Net increase (decrease) in changes in net assets per the financial statements	$(3,305,874)	$(2,083,589)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,320	(4,178)

Net increase (decrease) in changes in net assets per the Form 5500	$(3,303,554)	$(2,087,767)

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 9 – Recently Issued Accounting Pronouncements

In September 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements. FASB previously concluded in such accounting pronouncements that fair value is the relevant measurement attribute. The Plan adopted the provisions of SFAS 157 on January 1, 2008.

In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. As of January 1, 2009, the Plan has adopted the fair value measurement for all non-financial assets and non-financial liabilities.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FASB Staff Position provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009 and shall be applied prospectively. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FASB Staff Position amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements and does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 9 – Recently Issued Accounting Pronouncements – Continued

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FASB Staff Position amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.

The Plan has elected to adopt FSP No. FAS 115-2, FAS 124-2, FSP No. and FAS 157-4 in the period ending December 31, 2009.

Note 10 – Subsequent Events

Change in Trustees, Custodian and Record Keeper. Effective February 1, 2009, the Plan changed its trustee from the Bank of New York Mellon to Reliance Trust Company, its custodian from the Bank of New York Mellon to Principal Financial Group, Inc., and its record keeper from Pentegra Services, Inc. to Principal Financial Group, Inc.

Market Value Decline. Subsequent to December 31, 2008, world markets have continued to experience significant losses due to worldwide capital market and economic uncertainty. As a result, management estimates that the market value of investments has declined by approximately 26% subsequent to December 31, 2008 through May 31, 2009. A sustained loss of that magnitude will have the effect of significantly reducing the market value of Plan assets at December 31, 2009.

SUPPLEMENTAL SCHEDULES

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2008

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost		(e) Current Value
Mutual Funds:

Pentegra Stable Value *	19,089 shares	N/A	**	$215,434

State Street Moderate Strategic Balanced	8,949 shares	N/A	**	104,175

State Street Conservative Strategic Balanced	2,426 shares	N/A	**	35,669

State Street Aggressive Strategic Balanced	4,990 shares	N/A	**	44,454

State Street Russell 2000	2,665 shares	N/A	**	44,785

State Street Equity Index/S&P 500	737 shares	N/A	**	131,902

State Street S&P 500/Growth	6,278 shares	N/A	**	51,245

State Street S&P 500/Value	10,528 shares	N/A	**	80,879

State Street Midcap 400	7,055 shares	N/A	**	137,116

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2008

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost		(e) Current Value

State Street Nasdaq 100 Index Fund	10,123 shares	N/A	**	76,147

State Street US Real Estate Invest Fund	1,510 shares	N/A	**	24,892

State Street EAFE Index Fund	6,178 shares	N/A	**	82,931

State Street Passive Long TSY Fund	17,697 shares	N/A	**	256,694

State Street Target Retirement 2015	3,877 shares	N/A	**	34,802

State Street Target Retirement 2025	1,288 shares	N/A	**	10,918

State Street Target Retirement 2035	1,967 shares	N/A	**	15,552

State Street Target Retirement 2045	369 shares	N/A	**	2,953

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2008

Common Stock:

Appalachian Bancshares, Inc. * Common Stock	575,475 shares	7,290,389	1,478,971

Appalachian Bancshares, Inc. * Money Market-Escrow Funds			91,931

State Street Government/Money Market			919,021

Participant Loans	5.00% to 9.25% Maturing from 2009 to 2014	—	213,166

		$7,290,389	$4,053,637

*	Indicates a party-in-interest
**	Cost information has been omitted for participant directed investments

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SCHEDULE OF REPORTABLE TRANSACTIONS *

Form 5500, Schedule H, Item 4(j)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2008

(a), (b) Identify of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Appalachian Bancshares, Inc. Common Stock	$262,633	$—	$262,633	$262,633	$—

*	The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

REQUIRED INFORMATION

Financial Statements

4.	In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007 are presented on pages 1 through 20.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Mauldin & Jenkins, LLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Appalachian Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

Date: June 12, 2009	By:	/s/ Danny F. Dukes
Danny F. Dukes On behalf of the ESOP Committee

EXHIBITS

To

APPALACHIAN BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(K) PROVISIONS

Year Ended December 31, 2008

Exhibit Index

Exhibit No.	Description

23.1	Consent of Mauldin & Jenkins, LLC